Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of April 26, 2010

BACHOCO INDUSTRIES
(Translation of Registrant’s name into English)

Avenida Tecnológico No. #401
38010 Celaya, Guanajuato
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒       Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Industrias Bachoco, S.A. de C.V.
(Registrant)

Date: April 26, 2010	By	/s/ Daniel Salazar Ferrer, CFO

Industrias Bachoco Announces its 2010 First Quarter Results

Celaya, Gto., Mexico, - April 26, 2010 - Industrias Bachoco S.A.B. de C.V. (“Bachoco” or “the Company”) (NYSE: IBA; BMV: Bachoco), Mexico’s leading producer and processor of poultry products, announced today its unaudited results for the first quarter ended March 31, 2010. All figures have been prepared in accordance with Mexican GAAP. In line with the Mexican Accounting Principles, data is presented in nominal Mexican pesos.

  Highlights:

•	Total sales increased 1.1% from 2009’s first quarter

•	The Company recorded historic chicken volume sold, increasing 16.6% over 1Q09. Volume sold also increased for table eggs and swine

•	EBITDA margin of 8.6% in 1Q10 was lower than the 11.2% in 2009’s first quarter

•	Earnings per share for the quarter reached Ps.$ 0.458, compared to PS$ 0.457 in 1Q09

CEO’s Comments:

Cristobal Mondragon, Bachoco’s CEO, stated, “While the economic conditions prevailing in Mexico continued to slowly improve, we observed a good demand for our products, impacting our first quarter results and showing an improvement from the previous year in terms of sales and volume sold.

“In particular, the chicken industry was stable with good demand, lower prices and costs than in the previous quarter. The cost was lower mainly due to the strength of the Mexican peso and stable cost for our main imports.

“As a result of the business agreement reached last July, production efficiency and some organic growth registered in the states of Chiapas and Yucatan, the Company recorded an important increase in volume of chicken sold during this quarter.

“Our egg business, swine and balanced feed showed important improvements as seen in the results for the quarter.

“Our results were strong and sound, while our financial position remained solid even after the investments made during the past quarters,” concluded Mr. Mondragon.

Releases made during the quarter:
On April 7, 2010, the Company reported to the market that its table eggs facilities located in Mexicali, Baja California, which represent about 9% of its total table eggs production, were affected by the earthquake registered on April 4, 2010.

FIRST QUARTER 2010 RESULTS

Net sales	1Q10 (%)	1Q09 (%)
Chicken	79.8%	79.0%
Eggs	10.1%	10.2%
Balanced feed	5.5%	5.8%
Swine	1.2%	1.0%
Other lines	3.4%	4.0%
Total Sales	100.00%	100.00%

Net Sales
Net sales for the first quarter amounted to Ps. 5,931.2 million, and were 1.1% above the Ps. 5,866.8 million reported in the same 2009 quarter. This increase was mainly driven by higher chicken, eggs and swine sales.

Operating Results
Bachoco’s first quarter gross margin was 17.2%, lower than 18.8% reported in 1Q09. This result is directly attributed to a decrease in the sale prices of Bachoco’s main line products.

The Company registered an operating profit of Ps. 342.0 million, which is lower than the operating profit of Ps. 494.8 million registered in the same 2009 quarter. The operating margin for the first quarter of 2010 was 5.8%.

EBITDA amounted to Ps. 511.9 million, below the Ps. 654.3 million reported in the same 2009 quarter.

Taxes
Total taxes for the first quarter were Ps. 62.5 million.

Comprehensive Financial Income (Cost)
The Company’s comprehensive financial cost was Ps. 2.9 million during the quarter, which was substantially below the comprehensive financial cost of Ps. 119.8 million reported in the same year-ago quarter.

Net Majority Income (loss)
Net majority income for the first quarter amounted to PS. 274.9 million, or Ps. 0.46 per share (US$0.44 per ADS), compared to a net majority income of Ps. 273.9 million, or Ps. 0.46 per share (US$0.44 per ADS) reported in the same 2009 period.

Balance Sheet
The financial position of the Company remained solid with cash and cash equivalents amounting to Ps. 2,851.9 million as of March 31, 2010. The total debt outstanding for the same period was of Ps. 863.4 million.

Capital Expenditures
CAPEX during the first quarter of 2010 amounted to Ps.60.8 million.

RESULTS BY BUSINESS SEGMENT

Chicken
Sales of chicken products increased 2.1%, when compared to 1Q09, as a result of the 16.6% increase in volume, which is mainly attributed to productivity achievements, organic growth and the integration of the new business agreements. This increase in volume was partially offset by the 12.4% decline in chicken prices.

Table Eggs
Sales of table eggs products increased 0.2% during the first quarter, mainly stemming from a 2.4% increase in the volume sold. This growth was partially offset by the 2.0% decrease in table eggs prices. This business line remained solid with a good level between demand and supply.

Balanced Feed
Sales of balanced feed decreased 3.8%, mainly due to the 0.8% decrease in prices and 3.1% decrease in balance feed volume.

Swine
The swine business line was stable during the first quarter. Sales were strong and rose 15.8%, as a result of a 20.1% gain in volume sold; which was partially offset by a 3.6% decrease in swine prices when compared to the same 2009 quarter.

Other Lines
Sales of other lines decreased 13.6% when compared with 1Q09, as sales of turkey and by-products declined.

Exhibits:
A.- Consolidated Balanced Sheets
B.- Consolidated Statement of Income
C.- Consolidated Statement Cash Flow
D.- Derivatives Position Report

Company Description

Industrias Bachoco S.A.B. de C.V. is the largest poultry company in Mexico, with over 800 production and distribution facilities currently organized in nine complexes throughout the country. Bachoco’s main business lines are: chicken, eggs, and balanced feed, among others. The Company is also present in other businesses like swine, beef, margarine and turkey in Mexico. The Company’s headquarters are located in Celaya, Guanajuato, Mexico.
For more information, please visit Bachoco’s website at http://www.bachoco.com.mx or contact our IR department.

Exhibit A: Consolidated Balance Sheets

INDUSTRIAS BACHOCO, S.A.B. DE C.V.
Consolidated Statements of Income
-unaudited-
	FIRST QUARTER
	U.S.D.	Mexican Pesos
	2010(1)	2010(2)		2009(2)

Net sales	$480	Ps	5,931	Ps	5,867
Cost of sales	397		4,911		4,765
Gross profit (loss)	83		1,020		1,102
Selling, general and administrative expenses	55		678		607
Operating income (loss)	28		342		495
Other income (expense) net	(0)		(1)		(32)
Comprehensive financing (cost) income	(0)		(3)		(120)
Interest income	3		34		512
Interest expense and financing expenses	(2)		(19)		(637)
Foreign exchange gain (loss), net	0		4		5
Other financial income (expense) net	(2)		(22)		-
Income before income tax, asset tax	27		338		343
Total income taxes	5		62		67
Income tax, asset tax	4		46		24
Deferred income taxes	1		17		43
Net income	$22	Ps	276	Ps	276
Minority net income	0		1		2
Majority net income	22		275		274
weighted average shares outstanding (in thousands)	600,000		600,000		600,000
Net majority Income per share (in U.S.D. per ADS)	0.44		0.46		0.46
(1) For reference, in millions of U.S. dollars using an exchange rate of $12.357
   Source: Mexico's National Bank, as of March 31, 2010.
(2) Millions of Mexican nominal pesos

Exhibit B: Consolidated Statement of Income

Industrias Bachoco, S.A.B. de C.V.
Condensed Consolidated Balance Sheets

	U.S.D.	Mexican Pesos
	2010(1)	2010(2)		2009(2)
		As of March 31,		As of March 31,
ASSETS
Current assets
Cash and cash equivalents	$231	Ps	2,852	Ps	2,449
Total accounts receivable	121		1,495		1,332
Inventories	346		4,278		3,862
Other current assets	-		-		-
Total current assets	698		8,625		7,643
Net property, plant and equipment	875		10,812		10,684
Other non current assets	34		417		516
TOTAL ASSETS	$1,607	Ps	19,853	Ps	18,842

LIABILITIES
Current liabilities
Notes payable to banks	49		611		235
Accounts payable	117		1,441		1,099
Other taxes payable and other accruals	36		446		381
Total current liabilities	202		2,498		1,714
Long-term debt	20		253		382
Labor obligations	8		100		86
Deferred income taxes and others	169		2,088		2,317
Total long-term liabilities	198		2,441		2,785
TOTAL LIABILITIES	$400	Ps	4,938	Ps	4,499
STOCKHOLDERS' EQUITY
Majority stockholder's equity:
Capital stock	186		2,295		2,295
Paid-in capital	60		745		744
Reserve for repurchase of shares	13		159		158
Retained earnings	922		11,389		10,829
Net majority income of the year	22		275		274
Deficit from restatement of stockholder's equity	-		-		-
Derivate financial instruments	-		-		-
Total majority stockholder's equity	1,203		14,863		14,299
Minority interest	4		51		45
TOTAL STOCKHOLDERS' EQUITY	1,207		14,914		14,344
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,607	Ps	19,853	Ps	18,842
(1) For reference, in millions of U.S. dollars using an exchange rate of $12.357
   Source: Mexico's National Bank, as of March 31, 2010.
(2) Millions of Mexican nominal pesos

Exhibit C: Consolidated Statement of Cash Flows

Industrias Bachoco, S.A.B. de C.V.
Consolidated Statement of Cash Flows
		Mexican Pesos
	U.S.D.	2010(2)		2009(2)
	2010(1)	As of March 31,		As of March 31,

NET MAJORITY INCOME BEFORE INCOME TAX	$27	Ps.	338	Ps.	343
ITEMS THAT DO NOT REQUIRE CASH:	(3)		(33)		(70)
Other Items	(3)		(33)		(70)
ITEMS RELATING TO INVESTING ACTIVITIES:	13		162		148
Depreciation and others	14		170		160
Income (loss) on sale of plant and equipment	(1)		(7)		(10)
Other Items	(0)		(1)		(2)
ITEMS RELATING TO FINANCING ACTIVITIES:	4		53		76
Interest income (expense)	2		19		25
Other Items	3		34		51

NET CASH GENERATED FROM NET INCOME BEFORE TAXES	$42	Ps.	521	Ps.	496

CASH GENERATED OR USED IN THE OPERATION	6		77		164

Decrease (increase) in accounts receivable	5		68		183
Decrease (increase) in inventories	19		235		1,256
Increase (decrease) in accounts payable	(23)		(280)		(883)
Income taxes paid	4		54		(391)

NET CASH FLOW FROM FINANCING ACTIVITIES	$48	Ps.	598	Ps.	661

INVESTING ACTIVITIES

NET CASH FLOW FROM INVESTING ACTIVITIES	(11)		(142)		(176)
Acquisition of property, plant and equipment	(5)		(61)		(140)
Proceeds from sales of property plant and equipment	(0)		(4)		(4)
Other Items	(6)		(78)		(31)

CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN
FINANCING ACTIVITIES	$37	Ps.	456	Ps.	485

FINANCING ACTIVITIES

Net cash provided by financing activities:	(8)		(99)		(8)
Proceeds from loans	18		226		15
Principal payments on loans	(26)		(326)		(24)
Dividends paid	-		-		-
Other items	0		1		1

NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	28		349		476

CASH AND INVESTMENTS AT THE BEGINNING OF YEAR	203		2,503		1,972

CASH AND INVESTMENTS AT END OF PERIOD	$231	Ps.	2,852	Ps.	2,449

(1) For reference, in millions of U.S. dollars using an exchange rate of $12.357
   Source: Mexico's National Bank, as of March 31, 2010.
(2) Millions of Mexican nominal pesos

Exhibit D: Derivatives Position Report

Industrias Bachoco, S.A.B. de C.V.
Thousands of Mexican Pesos, as of March 31, 2010	Quarter: 1
ANEXO 1

Type of Financial Instrument	Objective of the Instrument	Notional	Value of the Related Commodity		Reasonable Value		Amounts Due by Year	Guaranties Required
			1Q-2010	4Q-2009	1Q-2010	4Q-2009
Forwards, knock out forwards, puts, collares and others under different amounts and conditions	Hedge and negotiation	$468,454	$12.36	$13.08	-$24,664	$ 2,004	99.6% in 2010 and 0.4% in 2011	The deals consider the possibility of margin calls but not another kind of guarantee
Futures for corn and Soybean meal	Hedge	$ 48,158	Corn for May 2010: $ 3.45 USD/bushel. Soybean meal; $ 265.8 and $248.6 USD/ton for May and December 2010 respectively	Corn of March 2010: $4.145 USD/bushel	-$ 2,068	-$ 1,404	2010
Options for corn	Hedge and negotiation	$ -	-	Corn of March 2010: $4.145 USD/bushel	$ -	$ 1,651
None of the financial instruments exceed 5% of total assets as of March 31, 2010.
A negative value means an unfavorable effect for the Company.
The notional value represents the net position as of March 31, 2010 at the exchange rate of Ps.12.357 per USD.

Industrias Bachoco, S.A.B. de C.V.
Thousands of Mexican Pesos, as of March 31, 2010	Quarter: 1
Table 2

Type of Financial Instrument	Reasonable Value as of March 31, 2010	Value of the Related Commodity-reference value			Effect on the Income Statement	Effect on the Cash Flow ***
		-2.5%	2.5%	5.0%		-2.5%	2.5%	5.0%
Forwards, knock out forwards, puts, collares and others under different amounts and conditions*	-$ 24,664	$12.05	$ 12.67	$ 12.97	Direct	-$ 40,933	-$ 12,952	$ 1,382
		-5%	5%	10%		-5%	5%	10%
Futures for corn and Soybean meal**		$ 3.2775	$ 3.6225	$ 3.7950	The effect will materialize as the inventory is consumed
	-$ 2,068	$ 252.51	$ 279.09	$ 292.38		-$ 4,372	$ 237	$ 2,541
Options for corn**	$ -	-	-	-		$ -	$ -	$ -

A negative value means an unfavorable effect for the Company.
* The reference value for the peso/USD as of March 31, 2010 is $12.357
** The reference value is the Futures  of corn for May 2010, $3.45 USD per bushel and of soybean meal for may 2010, $265.8 USD per ton
*** The company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown